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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)

                        JOHN B. SANFILIPPO & SON, INC.
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                               (NAME OF ISSUER)

                         COMMON STOCK, PAR VALUE $.01
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                        (TITLE OF CLASS OF SECURITIES)

                                 800422 10 7
            ------------------------------------------------------
                                (CUSIP NUMBER)


                              TIMOTHY R. DONOVAN
                                JENNER & BLOCK
                                ONE IBM PLAZA
                              CHICAGO, IL 60611
                                (312) 222-9350
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     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                         NOTICES AND COMMUNICATIONS)

                                     N/A
            ------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRE FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box []


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
                                                SCHEDULE 13 D

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CUSIP No. 800422 10 7                                     Page 2 of 7 Pages
          ----------------
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
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  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Jasper B. Sanfilippo
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) []
                                                             (b) []
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS*
        Not Applicable
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  []

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
=============================================================================================================================
                                  7   SOLE VOTING POWER
           NUMBER OF                   1,554,776      (includes (a) 1,360,731 shares of
                                                      Class A Common Stock, $.01 par value per share,
            SHARES                                    held directly by Mr. Sanfilippo, (b) 163,045
                                                      shares of such Class A Common Shares of Common
         BENEFICIALLY                                 Stock held by Mr. Sanfilippo as trustee, and
                                                      (c) 31,000 shares of Common Stock held directly
           OWNED BY                                   by Mr. Sanfilippo.  The Class A Common Stock
                                                      may be converted into an equal number of shares
             EACH                                     of Common Stock at any time either (i)
                                                      automatically upon occurrence of certain
          REPORTING                                   events, or (ii) upon the holder's election.)
                              -----------------------------------------------------------------------------------------------
            PERSON                8   SHARED VOTING POWER
                                      0
             WITH             -----------------------------------------------------------------------------------------------
                                  9   SOLE DISPOSITIVE POWER
                                      1,554,776
                              -----------------------------------------------------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                                  10  0
=============================================================================================================================
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,554,776
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        36.1%
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  14    TYPE OF REPORTING PERSON
        IN
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  Page 2 of 7


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     This Amendment No. 5 to Schedule 13D (this "Amendment No. 5) is being filed by Mr. Jasper B. Sanfilippo ("Mr. Sanfilippo"). This Amendment No. 5, as more fully disclosed below, amends Mr. Sanfilippo's Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed on September 13, 1996. This Amendment No. 5 relates to the Common Stock, par value $.01 per share (the "Common Stock") of John B. Sanfilippo & Son, Inc. ("JBSS"), whose principal executive officers are located at 2299 Busse Road, Elk Grove Village, Illinois 60007.

ITEM 1. SECURITY AND ISSUER

        The information set forth under Item 1 on Mr. Sanfilippo's Amendment No. 4 remains accurate as of the date hereof.

ITEM 2. IDENTITY AND BACKGROUND

        The information set forth under Item 2 on Mr. Sanfilippo's Amendment No. 4 remains accurate as of the date hereof.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The information set forth under Item 3 on Mr. Sanfilippo's Amendment No. 4 remains accurate as of the date hereof.

ITEM 4. PURPOSE OF TRANSACTION

        The information set forth under Item 4 of Mr. Sanfilippo's Amendment No. 4 remains accurate as of the date hereof except as set forth below.

        Paragraph (a)(iii) under Item 4 of Amendment No. 4 is deleted in its entirety and the following paragraph is substituted in lieu thereof:

        (iii) Mr. Sanfilippo and his wife renewed two separate loans with the American National Bank and Trust Company ("ANB") on July 29, 1997 and July 30, 1997 (the "Loan Agreements"). Under the Loan Agreements Mr. Sanfilippo pledged a total of 1,277,481 shares of John B. Sanfilippo & Son, Inc. Class A Common Stock as collateral. ANB is entitled, upon a default by Mr. Sanfilippo under the Loan Agreements, to sell the shares of Class A Common Stock pledged to it by Mr. Sanfilippo in order to satisfy Mr. Sanfilippo's loan obligations.

              In addition, Mr. Sanfilippo and his wife, Mrs. Sanfilippo entered into a customer agreement with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") on or around December 11, 1992.
              In connection with a joint margin account established at that time by Mr. and Mrs. Sanfilippo, Mr. Sanfilippo has pledged 107,750 shares of Class A Common Stock to DLJ. DLJ is entitled, upon default by Mr. Sanfilippo, under the customer agreement, to sell the shares of pledged stock to satisfy Mr. Sanfilippo's obligations.

        Paragraph (d) under Item 4 of Amendment No. 4 is deleted in its entirety and the following paragraph is substituted in lieu thereof:

        (d) On August 1, 1996 Mr. Larry Ray resigned from the Board of Directors (and as an officer) of JBSS in order to accept employment with another company. At the 1997 annual meeting of stockholders on April 30, 1997, Mr. Ray's vacant seat was filled by Mr. Michael J. Valentine who was elected by a majority of Class A Common Stockholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The information set forth under Item 5 on Mr. Sanfilippo's Amendment No. 4 remains accurate as of the date hereof.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER

        The information set forth under Item 6 on Mr. Sanfilippo's Amendment No. 4 remains accurate as of the date hereof except as set forth below:

        Paragraph (b) under Item 6 of Amendment 4 is deleted in its entirety and the following paragraph is substituted in lieu thereof:

        (b) Mr. Sanfilippo is the trustee of five trusts. As the trustee under these trusts Mr. Sanfilippo has the authority to vote, or to direct the vote, and to dispose, or to direct the disposition of the 163,045 shares of Class A Common Stock held in aggregate by the trusts. The following table more specifically describes each trust by identifying the name of the trust, the grantor and the beneficiary of the trust (which, with respect to a particular trust, are the same person), and the number of shares of Class A Common Stock held by each trust. Mr. Sanfilippo is the father of the beneficiary under each trust.



           Trust                       Grantor and Beneficiary         Number of Shares
===============================================================================================
James J. Sanfilippo Trust
Agreement, dated September 26,
1991                                    James J. Sanfilippo                 32,609

Jasper B. Sanfilippo Trust
Agreement, dated September 23,
1991                                   Jasper B. Sanfilippo                 32,609

Lisa Ann Sanfilippo Trust
Agreement, dated October 4,               Lisa Ann Evon
1991                              (formerly Lisa Ann Sanfilippo)            32,609

Jeffrey T. Sanfilippo Trust
Agreement, dated October 7,
1991                                  Jeffrey T. Sanfilippo                 32,609

John E. Sanfilippo Trust
Agreement, dated October 2,
1991                                   John E. Sanfilippo                   32,609

The beneficiary under each trust is paid the income of the trust, including that derived from shares of Class A Common Stock, and so much of the principal of the trust, including shares of Class A Common Stock, as Mr. Sanfilippo, as trustee, determines to be required or advisable based on certain criteria. The beneficiary under each trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective trust agreements. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock.

     Jasper B. Sanfilippo Jr., Lisa Ann Evon and Jeffrey T. Sanfilippo have each pledged 32,609 shares of JBSS Class A Common Stock, as beneficiaries under their trust agreements, to the Northern Trust Company to secure for each a separate $400,000 secured revolving line of credit. The Northern Trust Company is entitled, upon default by a beneficiary under the credit agreements to sell the shares of Class A Common Stock pledged to it by the defaulting beneficiary in order to satisfy the defaulting beneficiary's loan obligations.

     In addition, James Sanfilippo and John Sanfilippo each pledged 32,609 shares of JBSS Class A Common Stock as beneficiaries under their trust agreements to First Star Bank Illinois to secure personal and business loans totaling in the aggregate $2,500,000. First Star Bank Illinois is entitled, upon a default by John Sanfilippo or James Sanfilippo under the loan agreements to sell the pledged shares of Class A Common Stock.

     Paragraph (c) under Item 6 of Amendment 4 is deleted in its entirety and the following paragraph is substituted in lieu thereof:



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        (c)  On July 29, 1997 and July 30, 1997 Mr. Sanfilippo renewed loans of
             $150,000 and $4,219,000.01 respectively from ANB. The initial interest rate on each loan is 9%. Mr. Sanfilippo has a total of 1,277,481 shares of Class A Common Stock pledged under the two loans which mature on July 29, 1998 and July 30, 1998, respectively. The Class A Common Stock pledged as collateral secures, pursuant to the terms of the Loan Agreements, prompt payment and performance of all required actions by Mr. Sanfilippo. All payments under each loan agreement are up to date and current.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


(i) Promissory Note payable to American National Bank and Trust Company of Chicago ("ANB"), dated July 29, 1997, made by Mr. Sanfilippo in the principal face amount of $150,000.

(ii) Consumer Pledge and Security Agreement by and between ANB and Mr. Sanfilippo dated July 30, 1997.

(iii) Installment Note payable to ANB made by Mr. Sanfilippo in the principal face amount of $4,219,000 dated July 30, 1997.


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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 September 23, 1997                        /s/ Jasper B. Sanfilippo
--------------------                      -----------------------------------
            Date                                 Jasper B. Sanfilippo




                                 Page 6 of 7


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                                EXHIBIT INDEX




Exhibit
Number          Document
-------         --------

1.   Promissory Note payable to American National Bank and Trust Company of
     Chicago ("ANB"), dated July 29, 1997, made by Mr. Sanfilippo in the principal face amount of $150,000.

2.   Consumer Pledge and Security Agreement by and between ANB and Mr.
     Sanfilippo dated July 30, 1997.

3. Installment Note payable to ANB made by Mr. Sanfilippo in the principal face amount of $4,219,000 dated July 30, 1997.



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